October 9, 2008

VIA U.S. MAIL AND FAX (650)494-8743
Mr. Michael T. Dance
Executive Vice President, Chief Financial Officer
Essex Portfolio, L.P.
925 East Meadow Drive
Palo Alto, California 94303

Re: Essex Portfolio, L.P.
       File No. 333-44467-1
       Form 10-K for Fiscal Year Ended
       December 31, 2007
       Form 10-Q for the Quarterly Period Ended
       March 31, 2008

Dear Mr. Dance:

       We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Kevin Woody
                                        Accounting Branch Chief